CUSIP No. 53803Y103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Live Fit Corp
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53803Y103
(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 53803Y103

1	NAME OF REPORTING PERSONS

BEST DYNAMIC INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
7	SOLE VOTING POWER

30.8%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	30.8%
PERSON WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 53803Y103

1	NAME OF REPORTING PERSONS

Lu Zhong Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
7	SOLE VOTING POWER

-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	30.8%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

30.8%
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON*

IN

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Live Fit Corp (the “Company”).  The address of the Company’s principal executive offices is RM 1001, Unit 5, Building 8, ShangPin FuCheng FuZe Garden, YanJiao Development District, SanHe City, Heibei Province, China.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Best Dynamic Investment Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Best Dynamic”); and (ii) Lu Zhong Hua, a citizen of the People’s Republic of China (collectively, the “Reporting Persons”).  Mrs. Hua is the sole director and shareholder Best Dynamic.

(b)	The business address of the Reporting Persons is RM 1001, Unit 5, Building 8, ShangPin FuCheng FuZe Garden, YanJiao Development District, SanHe City, Heibei Province, China.

(c)	Best Dynamic is a shareholder of the Company. Mrs. Hua is the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.
On August 14, 2014, Pawel Piesiecki (the “Seller” or "Piesiecki") entered into a Stock Purchase Agreement with Best Dynamic, pursuant to which Seller sold 6,375,000 shares of the Company’s Common Stock, representing approximately 30.8% of the total issued and outstanding shares of Common Stock, for total consideration of $25,500. The source of the purchase price was from personal funds of Best Dynamic.

Prior to the closing of the transaction, the sole director and officer of the Company was Mr. Piesiecki. Mr. Piesiecki resigned from his position as President, Secretary, Treasurer and Chief Financial Officer effective immediately at the closing and also resigned from his position as the sole director of the Company. In his capacity as a director, Mr. Piesiecki appointed Lu Zhong Hua to fill the vacancies created by his resignation as the sole officer of the Company, and also appointed her to serve as a director of the Company.

Item 4.	Purpose of Transaction.

The purpose of the transaction was for the Reporting Persons to acquire control of the Company.  In connection with the transaction, Mrs. Hua was appointed as the sole officer and director of the Company. The change of control did not result in a change of the Company’s  business.

Other than disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Company; (f)  any other material change in the Company’s business or corporate structure; (g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person; (h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
Best Dynamic beneficially owns an aggregate of 6,375,000 shares of Common Stock, representing approximately 30.8% of the total issued and outstanding shares of Common Stock (based on 20,700,000 shares of Common Stock issued and outstanding as of August 14, 2015. Mrs. Hua, the sole director of Best Dynamic, may be deemed to have beneficial ownership over the shares.

(b)	Best Dynamic has sole voting and dispositive power over the shares. Mrs. Hua may also be deemed to share the power to direct the vote and disposition of the shares.

(c)	Other than the acquisition of the shares as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d)
To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of August 20, 2015 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2015

BEST DYNAMIC INVESTMENT LIMITED

By:	/s/ Lu Zhong Hua
Name: Lu Zhong Hua
Title: Director

/s/ Lu Zhong Hua
Lu Zhong Hua

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Live Fit Corp and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on August 20, 2015.

BEST DYNAMIC INVESTMENT LIMITED

By:	/s/ Lu Zhong Hua
Name: Lu Zhong Hua
Title: Director

/s/ Lu Zhong Hua
Lu Zhong Hua